UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

OBAGI MEDICAL PRODUCTS, INC.

(Name of Subject Company (Issuer))

Odysseus Acquisition Corp.

a wholly owned subsidiary of

Valeant Pharmaceuticals International

a wholly owned subsidiary of

Valeant Pharmaceuticals International, Inc.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

67423R108

(CUSIP Number of Class of Securities)

Robert Chai-Onn

Executive Vice President, General Counsel and Corporate Secretary

Valeant Pharmaceuticals International, Inc.

4787 Levy Street

Montreal, Quebec

Canada, H4R 2P9

(949) 461-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Stephen F. Arcano

Marie L. Gibson

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$418,419,312	$57,072.39

(1)	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $24.00 (i.e., the tender offer price) by 17,434,138, the estimated maximum number of shares of common stock of Obagi Medical Products, Inc. to be acquired in the tender offer.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, revised October 2012, by multiplying the transaction value by 0.00013640.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57,072.39	Filing Party: Odysseus Acquisition Corp., Valeant

Pharmaceuticals International and Valeant Pharmaceuticals

International, Inc.

Form or Registration No.:	Schedule TO-T, Schedule TO-T/A Date Filed: March 26, 2013, April 4, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2013 and amended on April 4, 2013 and April 5, 2013 (as amended, the “Schedule TO”) and relates to the offer of Odysseus Acquisition Corp., a Delaware corporation (the “Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 (the “Shares”), of Obagi Medical Products, Inc., a Delaware corporation (“Obagi”), at a price of $24.00 per Share, net to the seller in cash, without interest (less any required withholding taxes) (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 26, 2013 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Purchaser is a wholly owned subsidiary of Valeant Pharmaceuticals International, a Delaware corporation (“VPI”), which is a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc., a Canadian corporation (“Valeant”). This Amendment No. 3 is being filed on behalf of VPI, Valeant and the Purchaser.

All the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 1-11.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

Amending and supplementing the information set forth in Section 11 of the Offer to Purchase entitled “Background of the Offer; Past Contracts or Negotiations with Obagi” by adding the following paragraph at the end of the section:

“On April 8, 2013, Merz issued a press release announcing that it had withdrawn the Merz Proposal of $22.00 per Share five days after the announcement that Valeant had increased the Offer Price to $24.00 per Share pursuant to the Amendment to the Merger Agreement.”

The section entitled “Legal Proceedings” in Section 16 of the Offer to Purchase entitled “Certain Legal Matters: Regulatory Approvals” is hereby deleted and replaced in its entirety with the following:

“The following complaints have been filed in connection with the transactions contemplated by the Merger Agreement: (i) a complaint in the Court of Chancery of the State of Delaware, dated March 22, 2013, and amended on April 1, 2013 and on April 8, 2013, captioned Michael Rubin v. Obagi Medical Products, Inc., et al.; (ii) a complaint in the Superior Court of the State of California, County of Los Angeles, dated March 22, 2013, and amended on March 27, 2013, captioned Gary Haas v. Obagi Medical Products, Inc., et al.; and (iii) a complaint in the Superior Court of the State of California, County of Los Angeles, dated March 27, 2013, captioned Drew Leonard v. Obagi Medical Products, Inc., et al. Each complaint is a purported shareholder class action and names as defendants Obagi and the members of the Obagi Board. The two complaints filed in California also name VPI and the Purchaser as defendants. The plaintiffs’ allegations in each action are substantially similar. The plaintiffs allege that the members of the Obagi Board breached their fiduciary duties to Obagi’s stockholders in connection with the sale of the company, and the California complaints further allege that Obagi, VPI and the Purchaser aided and abetted the purported breaches of fiduciary duties. In support of their purported claims, the plaintiffs allege that the proposed transaction between Obagi and the Purchaser undervalues Obagi, involves an inadequate sales process and includes preclusive deal protection devices. The plaintiffs in the Rubin case in Delaware and in the Haas case in California also have filed amended complaints, which add allegations challenging the adequacy of the disclosures concerning the transaction. The plaintiffs seek to obtain damages and to enjoin the transaction. The plaintiffs also seek attorneys’ and expert fees and costs.

While Obagi and the other defendants believe that each of the aforementioned lawsuits is without merit and that they have valid defenses to all claims, in an effort to minimize the cost and expense of any litigation relating to the lawsuits, on April 12, 2013, the defendants entered into a memorandum of understanding (“MOU”) with the plaintiffs to the actions pending in the Court of Chancery of the State of Delaware and the Superior Court of the State of California, pursuant to which Obagi and such parties agreed in principle, and subject to certain conditions, to settle those stockholder lawsuits. Subject to the approval of the appropriate court and further definitive documentation, the MOU establishes a framework to resolve the allegations against the defendants in connection with the Offer and the Merger and contemplates a release and settlement by Obagi’s stockholders of all claims against Obagi and the other defendants and their respective affiliates and agents in connection with the Offer and the Merger. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s-length negotiations, that Obagi would file an amendment amending and supplementing the applicable disclosures of the Schedule 14D-9 as set forth therein. The settlement is contingent upon, among other things, completion of the Offer and the subsequent consummation of the Merger. If the MOU is not approved and such conditions are not satisfied, Obagi will continue to vigorously defend these actions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2013

ODYSSEUS ACQUISITION CORP.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

VALEANT PHARMACEUTICALS INTERNATIONAL, INC.

By:	/s/ Robert Chai-Onn
Name:	Robert Chai-Onn
Title:	Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated March 26, 2013. *

(a)(1)(B)	Form of Letter of Transmittal. *

(a)(1)(C)	Form of Notice of Guaranteed Delivery. *

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *

(a)(1)(F)	Form of Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form. *

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release issued by Valeant Pharmaceuticals International, Inc. on March 20, 2013 (incorporated by reference to Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO-C filed by Odysseus Acquisition Corp., Valeant Pharmaceuticals International and Valeant Pharmaceuticals International, Inc. with the Securities and Exchange Commission on March 20, 2013). *

(a)(5)(B)	Form of Summary Advertisement. *

(a)(5)(C)	Press Release issued by Valeant Pharmaceuticals International, Inc. on April 3, 2013. *

(a)(5)(D)	Letter to Obagi shareholders from Valeant Pharmaceuticals International, Inc. *

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of March 19, 2013, by and among Valeant Pharmaceuticals International, Odysseus Acquisition Corp., Valeant Pharmaceuticals International, Inc. and Obagi Medical Products, Inc. (incorporated by reference to Exhibit 2.1 to Obagi Medical Products, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2013). *

(d)(2)	Amendment to Agreement and Plan of Merger, dated as of April 3, 2013, by and among Valeant Pharmaceuticals International, Odysseus Acquisition Corp., Obagi Medical Products, Inc. and Valeant Pharmaceuticals International, Inc. (incorporated by reference to Exhibit 2.1 to Obagi Medical Products, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 3, 2013). *

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

4